UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Harmonic Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

413160102

(CUSIP Number)

SAMANTHA NASELLO

SCOPIA CAPITAL MANAGEMENT LP

152 West 57th Street, 33rd Floor

New York, New York 10019

(212) 370-0303

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 15, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 413160102

1	NAME OF REPORTING PERSON

SCOPIA CAPITAL MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,669,163
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,669,163
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,669,163
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

PN, IA

2

CUSIP No. 413160102

1	NAME OF REPORTING PERSON

SCOPIA MANAGEMENT, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,669,163
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,669,163
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,669,163
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

CO, HC

3

CUSIP No. 413160102

1	NAME OF REPORTING PERSON

MATTHEW SIROVICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,669,163
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,669,163
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,669,163
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

IN, HC

4

CUSIP No. 413160102

1	NAME OF REPORTING PERSON

JEREMY MINDICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,669,163
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,669,163
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,669,163
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

IN, HC

5

CUSIP No. 413160102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.001 per share (the “Shares”), of Harmonic Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2590 Orchard Parkway, San Jose, California 95131.

Item 2.	Identity and Background.

(a)       This statement is filed by Scopia Capital Management LP, a Delaware limited partnership (“Scopia Capital”), Scopia Management, Inc., a New York corporation (“Scopia Management”), Matthew Sirovich and Jeremy Mindich. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Scopia Capital is the investment manager of certain funds and managed accounts (collectively, the “Investment Vehicles”) that hold Shares. Scopia Management is the general partner of Scopia Capital. Messrs. Sirovich and Mindich each serve as a Managing Director of Scopia Management. The Investment Vehicles have delegated to Scopia Capital the sole authority to vote and dispose of the securities held by the Investment Vehicles pursuant to their respective Investment Management Agreements with Scopia Capital. As a result, each of Scopia Capital, Scopia Management and Messrs. Sirovich and Mindich may be deemed to beneficially own the Shares held by the Investment Vehicles.

(b)       The address of the principal office of each Reporting Person is 152 West 57th Street, 33rd Floor, New York, New York 10019.

(c)       Scopia Capital’s principal business is serving as the investment manager to the Investment Vehicles. Scopia Management’s principal business is serving as the general partner of Scopia Capital. The principal business of each of Messrs. Sirovich and Mindich is serving as a Managing Director of Scopia Management.

(d)       No Reporting Person nor any Investment Vehicle has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person nor any Investment Vehicle has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Scopia Capital is organized under the laws of the State of Delaware. Scopia Management is organized under the laws of the State of New York. Messrs. Sirovich and Mindich are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares reported herein were purchased with the working capital of the Investment Vehicles (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 5,669,163 Shares held in the aggregate by the Investment Vehicles is approximately $64,553,720, including brokerage commissions.

6

CUSIP No. 413160102

Item 4.	Purpose of Transaction.

The Shares held by the Investment Vehicles were purchased based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have engaged, and intend to continue to engage, in communications with the Issuer’s Board of Directors (the “Board”) and management team regarding opportunities to enhance stockholder value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer or third parties, including potential acquirers and service providers about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 111,914,979 Shares outstanding as of July 31, 2023, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2023.

As of the date hereof, each of Scopia Capital, Scopia Management and Messrs. Sirovich and Mindich may be deemed to beneficially own the 5,669,163 Shares, constituting approximately 5.1% of the Shares outstanding, held in the aggregate by the Investment Vehicles.

The Investment Vehicles have delegated to Scopia Capital sole voting and investment power over the securities held by the Investment Vehicles pursuant to their respective Investment Management Agreements with Scopia Capital. As a result, each of Scopia Capital, Scopia Management, as the general partner of Scopia Capital, and Messrs. Sirovich and Mindich, as Managing Directors of Scopia Management, may be deemed to exercise voting and investment power over the Shares directly held by the Investment Vehicles. The Investment Vehicles specifically disclaim beneficial ownership of the securities of the Issuer directly held by them by virtue of their inability to vote or dispose of such securities as a result of their respective Investment Management Agreements with Scopia Capital.

(b)       Scopia Capital, Scopia Management and Messrs. Sirovich and Mindich may be deemed to share the power to vote and dispose of the Shares held by the Investment Vehicles.

7

CUSIP No. 413160102

(c)       Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons (on behalf of the Investment Vehicles) during the past 60 days. All of such transactions were effected in the open market unless otherwise noted therein.

(d)       No person other than the Reporting Persons and the Investment Vehicles is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Scopia Capital (on behalf of the Investment Vehicles) has entered into certain cash-settled total return swap agreements with Morgan Stanley Capital Services LLC (“Morgan Stanley”) as the counterparty (the “Swap Agreements”). The swaps with Morgan Stanley constitute economic exposure to an aggregate of 171,056 notional Shares, representing less than 1% of the outstanding Shares, which have a reference price of $9.54 and an expiration date of August 6, 2025. The Swap Agreements provide Scopia Capital with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements (such shares, the “Subject Shares”). Taking into account the Subject Shares, Scopia Capital has economic exposure to an aggregate of 5,840,219 Shares, representing approximately 5.2% of the outstanding Shares. Scopia Capital and the other Reporting Persons disclaim beneficial ownership of the Subject Shares.

On September 21, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated September 21, 2023.

8

CUSIP No. 413160102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2023

SCOPIA CAPITAL MANAGEMENT LP

By:	Scopia Management, Inc. General Partner

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Director

SCOPIA MANAGEMENT, INC.

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Director

/s/ Matthew Sirovich
MATTHEW SIROVICH

/s/ Jeremy Mindich
JEREMY MINDICH

9

CUSIP No. 413160102

SCHEDULE A

Transactions in the Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

SCOPIA CAPITAL MANAGEMENT LP
(On Behalf of the Investment Vehicles)

Purchase of Common Stock	4,045	15.4966	07/24/2023
Purchase of Common Stock	11,965	15.5000	07/24/2023
Purchase of Common Stock	3,402	15.4963	07/25/2023
Purchase of Common Stock	82,654	14.9765	07/26/2023
Purchase of Common Stock	11,117	14.9872	07/26/2023
Purchase of Common Stock	10,327	14.8850	07/28/2023
Purchase of Common Stock	30,982	14.9000	07/28/2023
Purchase of Common Stock	13,668	14.9809	07/28/2023
Purchase of Common Stock	20,656	14.9885	07/28/2023
Purchase of Common Stock	2,717	14.9083	07/31/2023
Purchase of Common Stock	82,709	11.5920	08/01/2023
Purchase of Common Stock	71,667	11.6407	08/01/2023
Purchase of Common Stock	103,387	11.6614	08/01/2023
Purchase of Common Stock	42,692	11.6635	08/01/2023
Purchase of Common Stock	13,715	11.6750	08/01/2023
Purchase of Common Stock	85,983	11.6891	08/01/2023
Purchase of Common Stock	42,692	11.7000	08/01/2023
Purchase of Common Stock	64,488	11.7249	08/01/2023
Purchase of Common Stock	64,487	11.7742	08/01/2023
Purchase of Common Stock	149,353	11.8809	08/01/2023
Purchase of Common Stock	85,983	11.9078	08/01/2023
Purchase of Common Stock	22,614	11.9146	08/01/2023
Purchase of Common Stock	40,499	11.9189	08/01/2023
Purchase of Common Stock	42,418	10.8420	08/03/2023
Purchase of Common Stock	132,039	10.8577	08/03/2023
Purchase of Common Stock	4,207	10.8097	08/04/2023
Purchase of Common Stock	84	10.8450	08/04/2023
Purchase of Common Stock	75,227	10.6912	08/07/2023
Purchase of Common Stock	4,628	10.7050	08/07/2023
Purchase of Common Stock	28,679	10.1691	08/08/2023
Purchase of Common Stock	84,710	10.2050	08/08/2023
Purchase of Common Stock	19,294	9.9909	08/09/2023
Purchase of Common Stock	126,982	10.1187	08/09/2023
Purchase of Common Stock	8,465	10.1399	08/09/2023
Purchase of Common Stock	63,491	10.2033	08/09/2023
Sale of Common Stock	(14,087)	10.6522	08/22/2023
Purchase of Common Stock	34,130	9.8809	09/12/2023
Purchase of Common Stock	3,829	9.9236	09/12/2023
Purchase of Common Stock	22,973	9.9590	09/12/2023
Purchase of Common Stock	22,973	10.0000	09/12/2023
Sale of Common Stock	(27,372)	9.8591	09/12/2023
Purchase of Common Stock	76,578	9.7598	09/13/2023
Sale of Common Stock	(38,000)	9.7482	09/13/2023
Purchase of Common Stock	61,261	9.8451	09/14/2023
Sale of Common Stock	(38,000)	9.7883	09/14/2023
Purchase of Common Stock	49,548	9.8490	09/15/2023
Purchase of Common Stock	76,977	9.8578	09/15/2023
Sale of Common Stock	(38,488)	9.7509	09/15/2023
Purchase of Common Stock	38,488	9.7184	09/18/2023
Purchase of Common Stock	38,488	9.7937	09/18/2023
Purchase of Common Stock	19,244	9.8605	09/18/2023
Purchase of Common Stock	23,093	9.8839	09/18/2023
Sale of Common Stock	(71,867)	9.8214	09/18/2023
Purchase of Common Stock	42,614	9.6626	09/19/2023
Sale of Common Stock	(60,000)	9.6546	09/19/2023
Sale of Common Stock	(9,737)	9.7331	09/19/2023
Purchase of Common Stock	71,734	9.6206	09/20/2023
Sale of Common Stock	(75,000)	9.6083	09/20/2023